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SECU 06009955 MISSION

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RECEIVED AUG 2 5 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 065923

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2005 (MM/DD/YY) AND ENDING June 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regent Capital Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28025 Dorothy Drive, Suite 102
(No. and Street)

Agoura Hills, (City) CA (State) 91301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stanley Mroz (760) 340-1945
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

PROCESSED
SEP 2 9 2006
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Louie Ucciferri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regent Capital Group, Inc., as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of VENTURA
Subscribed and sworn (or affirmed) to before me this 8 day of AUG, 2006

Chimata Gandhi
Notary Public

Signature

President
Title

CHIMATA GANDHI
COMM. # 1374281
NOTARY PUBLIC-CALIFORNIA
VENTURA COUNTY
My Comm. Expires
OCTOBER 8, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Regent Capital Group, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2006

BM

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Regent Capital Group, Inc.

We have audited the accompanying statement of financial condition of Regent Capital Group, Inc. as of June 30, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regent Capital Group, Inc. as of June 30, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 2, 2006

We Focus & Care SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Regent Capital Group, Inc.
Statement of Financial Condition
June 30, 2006

Assets

Cash	$	99,213
Accounts receivable		69,839
Marketable securities, at market value		29,498
Receivable from related party		2,875
Furniture and equipment, net		3,517
Deposit		1,580
Total assets	$	206,522

Liabilities & Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	362
Commissions payable		63,374
Income taxes payable		778
Deferred tax liability		6,169
Total liabilities		70,683
Stockholder's equity		
Common stock, no par value, 50,000,000 shares authorized, 10,000,000 shares issued and outstanding		10,000
Additional paid-in capital		18,599
Retained earnings		107,240
Total stockholder's equity		135,839
Total liabilities & stockholder's equity	$	206,522

The accompanying notes are an integral part of these financial statements.

Regent Capital Group, Inc.
Statement of Income
For the Year Ended June 30, 2006

Revenues	
Commission income	$ 3,623,732
Realized gains (losses)	(698)
Unrealized gains (losses)	(1,020)
Interest and dividend income	45
Total revenues	3,622,059
Expenses	
Commissions and floor brokerage fees	3,305,553
Employee compensation and benefits	41,932
Occupancy and equipment rental	9,323
Taxes, licenses and fees other than income taxes	3,830
Other operating expenses	133,211
Total expenses	3,493,849
Income (loss) before income taxes	128,210
Income tax provision	10,767
Net income (loss)	$ 117,443

The accompanying notes are an integral part of these financial statements.

Regent Capital Group, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
Balance at June 30, 2005	$ 10,000	$ 16,099	$ (10,203)	$ 15,896
Capital contributions	–	2,500	–	2,500
Net income (loss)	–	–	117,443	117,443
Balance at June 30, 2006	$ 10,000	$ 18,599	$ 107,240	$ 135,839

The accompanying notes are an integral part of these financial statements.

Regent Capital Group, Inc.
Statement of Cash Flow
For the Year Ended June 30, 2006

Cash flows from operating activities:		
Net income (loss)		$ 117,443
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 346	
Increase (decrease)		
Accounts receivable	(69,839)	
Marketable securities	(29,498)	
Receivable from related party	(2,875)	
Decrease (increase)		
Accounts payable	(16,331)	
Commissions payable	63,374	
Income taxes payable	778	
Deferred income taxes	6,169	
Total adjustments		(47,876)
Net cash provided by (used in) operating activities		69,567
Cash flows from investing activities:		
Purchase of equipment	(3,863)	
Net cash provided by (used in) investing activities		(3,863)
Cash flows from financing activities:		
Proceeds from capital contributions	2,500	
Net cash provided by (used in) financing activities		2,500
Net increase (decrease) in cash		68,204
Cash at beginning of year		31,009
Cash at end of year		$ 99,213

Supplemental disclosure of cash flow information:

Income taxes paid	$ 3,919
Interest paid	$ --

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Regent Capital Group, Inc. (the "Company") was incorporated on February 20, 2003, in the State of California and obtained a license as a security broker/dealer on October 15, 2003. The Company is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Investors Protection Corporation ("SIPC").

The Company earns commissions through the sale of real estate private placements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions revenues and expenses are recorded when incurred, usually at the closing of escrow on the real estate private placements.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are depreciated over their estimated useful life of five (5) to seven (7) years by the straight-line method.

Advertising costs are expenses as incurred.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "*Accounting for income taxes*", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of different tax treatments between book and tax. See Note 5 for further details.

Note 2: MARKETABLE SECURITIES, AT MARKET VALUE

Marketable securities, at market value consist of corporate stocks and options. At June 30, 2006, the marketable securities are recorded at their fair market values of $29,498. The accounting for the mark-to-market on the proprietary trading is included in income as unrealized gains (losses) of ($1,020) and realized gains (losses) of ($698).

Note 3: FURNITURE AND EQUIPMENT, NET

Furniture and equipment net, as of June 30, 2006, consisted of the following:

		Life in years	Method
Computers	$ 2,456	5	Straight-line
Furniture and fixtures	1,407	7	Straight-line
Subtotal	3,863		
Less accumulated depreciation	(346)		
	$ 3,517		

Depreciation expense for the year ended June 30, 2006 is $346.

Note 4: RECEIVABLE FROM RELATED PARTY

Receivables from related party are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial. The receivable from related party consists of legal fees paid on behalf of the Company's sole shareholder.

Note 5: INCOME TAXES

Effective the 2006 calendar year, the Company elected to change its corporate tax treatment from the customary system of corporate and shareholder taxation under Subchapter C of the Internal Revenue Code to an alternative system of taxation under Subchapter S. This alternative system of taxation enables a qualifying business to avoid the "double tax" on a C corporation and its shareholders and the corporate marginal tax rates otherwise applicable. In essence, the electing corporation is treated as a pass through entity under which all of the income or loss of the corporation is passed through to its shareholders and taxed at the shareholder level. Thus, there is generally no tax at the corporate level. The tax provision is calculated based upon six (6) months as a C corporation and six (6) months as an S corporation.

The income tax provision consisted of the following at June 30, 2006:

Current federal income taxes	$ –
Current state income taxes	1,618
Current income tax provision	1,618
Federal deferred tax expense (benefit)	5,548
State deferred tax expense (benefit)	3,601
Deferred income tax expenses (benefits)	9,149
Total income tax expenses (benefits)	$ 10,767

These deferred taxes arise due to differences between book and tax treatment of the financials and from the conversion from C corporation status to S corporation status.

Note 6: COMMITMENTS AND CONTINGENCIES

Rent expense for the year ended June 30, 2006 was $9,122.

In March of 2006, the Company entered into an automobile leasing agreement. Future minimum principal payments for the automobile lease are as follows:

Year Ending June 30,	
2007	$ 7,428
2008	7,428
2009	6,809
Thereafter	–
	$ 21,665

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2006, the Company had net capital of $82,415, which was ($17,585) in deficit of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($70,683) to net capital was 0.86 to 1, which is less than the 15 to 1 maximum ratio allowed a broker/dealer.

The Company was granted membership with the NASD as a $5,000 broker/dealer which allows the Company to execute ten (10) proprietary trades per calendar year. On January 26, 2006, the Company exceeded this ten trade limit in violation of their operating agreement. Under SEC Rule 15c3-1, subparagraph (a)(2)(iii), the Company is required to maintain a net capital of $100,000 once it has engaged in more than ten proprietary transactions for a calendar year. The Company was notified by its compliance consultant that it had exceeded its trading limitation on June 29, 2006, and promptly notified the NASD. The Company has liquidated its positions and has ceased proprietary trades. On July 5, 2006 the Company applied for relief from dealer classification and was granted relief on July 13, 2006.

At June 30, 2006, the Company was $37,585 deficient in meeting its 120% minimum capital requirement due to the violation of its membership agreement and the new increased net capital requirement associated with this violation. However, all of the Company's securities business conducted for clients was consistent with the required minimum net capital of $5,000, which the Company maintained at all times. As well, when the Company was notified of the shortage, it immediately took action to correct the deficiency by depositing an additional $20,000 in capital.

Regent Capital Group, Inc.
Notes to Financial Statements
June 30, 2006

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There was a $23,793 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 106,208
Adjustments:		
Retained earnings	$ (3,313)	
Non-allowable assets	(17,528)	
Haircuts	(2,952)	
Total adjustments		(23,793)
Net capital per audited statements		$ 82,415

Regent Capital Group, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2006

Computation of net capital		
Stockholder's equity		
Common stock	$ 10,000	
Additional paid-in capital	18,599	
Retained earnings	107,240	
Total stockholder's equity		$ 135,839
Less: Non allowable assets		
Accounts receivable	(42,500)	
Deposit	(1,580)	
Receivable from related party	(2,875)	
Furniture, machinery and equipment, net	(3,517)	
Net adjustments to capital		(50,472)
Less: Haircuts		
Haircuts on securities	(2,952)	
Total haircuts		(2,952)
Net capital		82,415
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 4,712	
Minimum dollar net capital required	100,000	
Net capital required (greater of above)		(100,000)
Excess (deficit) net capital		$ (17,585)
Ratio of aggregate indebtedness to net capital	0.86:1	

There was a $23,793 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated June 30, 2006. (See Note 9)

See independent auditor's report.

Regent Capital Group, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2006

A computation of reserve requirements is not applicable to Regent Capital Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

See independent auditor's report.

Regent Capital Group, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of June 30, 2006

Information relating to possession or control requirements is not applicable to Regent Capital Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

See independent auditor's report.

Regent Capital Group, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2006

BREARD & ASSOCIATES, INC.

Certified Public Accountants

Board of Directors
Regent Capital Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Regent Capital Group, Inc. (the Company), for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 2, 2006